UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

MITCHAM INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

Texas	000-25142	76-0210849
State or other jurisdiction of incorporation or organization	Commission File Number	I.R.S. Employer Identification No.

8141 SH 75 South P.O. Box 1175 Huntsville, Texas	77342
Address of principal executive offices	Zip Code

Robert P. Capps

(936) 291-2277

Name and telephone number, including area code, of the person to contact in connection with this report.

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in the form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2013 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of the Conflict Minerals Report of Mitcham Industries, Inc. (the “Company”) for the calendar year ended December 31, 2014 is filed as Exhibit 1.01 hereto and is publicly available in the Investor Relations – Corporate Governance section of the Company’s website at www.mitchamindustries.com. Please note that the contents of the website referenced in this Form SD are not incorporated into this filing. Further, the reference to the URL for the website referenced in this Form SD is intended to be an inactive textual reference only.

Item 1.02 Exhibit

The information under Item 1.01 is incorporated herein by reference.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

MITCHAM INDUSTRIES, INC.

Date: June 1, 2015	/s/ Robert P. Capps
Robert P. Capps
Executive Vice President-Finance, Chief Financial Officer and Interim Co-Chief Operating Officer (Duly Authorized Officer and Chief Accounting Officer)